UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-11037

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Savings Program for Employees of Praxair, Inc. and
Participating Subsidiary Companies

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Praxair, Inc.
39 Old Ridgebury Road
Danbury, Connecticut 06810-5113

This report consists of 14 pages.

The Savings Program for Employees of Praxair, Inc. and Participating Subsidiary Companies

Index

Page

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 Atlantic Street
P.O.Box 9316
Stamford CT 06904-9316
Telephone (203) 539 3000
Facsimile (203) 539 3001

Report of Independent Accountants

To the Participants and Administrator of
The Savings Program for Employees of Praxair, Inc.
and Participating Subsidiary Companies

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Savings Program for Employees of Praxair, Inc. and Participating Subsidiary Companies (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 10, 2002

The Savings Program for Employees of Praxair, Inc. and
Participating Subsidiary Companies

Statements of Net Assets Available for Benefits
At December 31, 2001 and 2000

	December 31, 2001	December 31, 2000
Assets:		
Investments:		
Participant directed	$ 544,138,753	$ 545,222,638
Non-participant directed	107,332,798	82,675,097
	651,471,551	627,897,735
Loans to participants	23,889,216	24,138,722
Employer receivables	107,949	110,359
Net assets available for benefits	$ 675,468,716	$ 652,146,816

The accompanying notes are an integral part of the financial statements

The Savings Program for Employees of Praxair, Inc. and Participating Subsidiary Companies

Statement of Changes In Net Assets Available for Benefits For the Year Ended December 31, 2001

Additions to net assets:		
Contributions:		
Participant	$	26,419,176
Employer		10,355,379
		36,774,555
Rollovers from other plans		4,082,120
Investment Income:		
Dividends		14,659,838
Interest		4,605,593
Net appreciation in fair value of investments		4,517,672
		23,783,103
Total additions to net assets		64,639,778
Deductions from net assets		
Withdrawals		41,024,131
Management and transaction fees		293,747
Total deductions from net assets		41,317,878
Increase in net assets		23,321,900
Net assets available for benefits		
Beginning of year		652,146,816
End of year	$	675,468,716

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements

Note 1 - Inception of the Plan

The Savings Program for Employees of Praxair, Inc. and Participating Subsidiary Companies (the "Plan") was established on June 30, 1992.

Note 2 - Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General
The Plan is a defined contribution plan and is administered by the Administration and Investment Committee of Praxair, Inc. (the "Administrator"). The activities of the Administrator are overseen by the Finance and Pension Committee of the Board of Directors of Praxair, Inc. The Trustee and record-keeper of the Plan's assets is Fidelity Management and Trust Company.

Eligibility
A regular employee (as defined by the Plan's provisions) of Praxair, Inc. ("Praxair"), including any affiliates that have adopted the provisions of the Plan, is eligible to participate in the Plan if he or she is compensated on a salary, hourly or commission basis.

Participant and Praxair Contributions
Participant contributions to the Plan are generally made through payroll deductions. Contributions for all Plan participants are calculated as a percentage of base pay. Contributions for weekly and non-exempt salaried employees are calculated based on straight-time earnings for actual hours worked. Non-highly compensated employees (as defined by the Internal Revenue Service) are allowed to contribute up to 18% of their compensation on either a before-tax or after-tax basis. Highly compensated employees (as defined by the Internal Revenue Service) are allowed to contribute 13% of their compensation, of which up to 7½% may be pre-tax. Participant's before-tax contributions are limited, however, to an indexed annual amount prescribed by the Internal Revenue Service, which amounted to $10,500 in 2001 and 2000.

Praxair's matching contributions are made to participant's accounts, in the form of Praxair common stock, in an amount equal to 70% of the first 2½% of participant's compensation contributed to the Plan and 40% of the next 5% of participant's compensation contributed to the Plan.

Note 2 - Description of the Plan (continued)

Investment Programs

Plan participants may invest their contributions in any or all of the following funds:

- Fixed Income Funds
  - Fidelity Managed Income Portfolio (MIP) II CL3 Fund
  - MSIFT Fixed Income Fund
- Equity Investment Funds
  - Fidelity Equity Income Fund
  - Spartan U.S. Equity Index Fund
  - Fidelity Magellan Fund
  - MSIFT Small Cap Value Fund
  - Janus Worldwide Fund
  - Putnam Investor Fund Class A
- Praxair, Inc. Common Stock Fund
- Discounted Praxair, Inc. Common Stock Fund (acquired at 90% of market price)
- Balanced Funds
  - Vanguard Life Strategy Fund Income Portfolio
  - Vanguard Life Strategy Fund Moderate Growth Portfolio

Participant contributions into the Discounted Praxair, Inc. Common Stock Fund are limited to payroll deductions. Certain other restrictions apply to investments in the Discounted Praxair, Inc. Common Stock Fund, as defined in the Plan's provisions. Participants are limited to a maximum of 12 stock sales per twelve-month period from the Praxair, Inc. Common Stock Fund and one per twelve-month period from the Discounted Praxair, Inc. Common Stock Fund.

Effective February 6, 2001, upon the merger of Union Carbide Corporation ("UCC") and Dow Chemical Co. ("Dow") all shares of UCC common stock in the UCC Stock Fund were exchanged for shares of Dow and the name of the fund was changed to the Dow Chemical Stock Fund. Consistent with prior years, no further contributions are permitted into the Dow Chemical Stock Fund (formerly the UCC Stock Fund). Dividends earned on Dow common stock are invested in the Fidelity MIP II CL3 Fund.

Vesting

Participants are at all times 100% vested in their account balances in the Plan. In the event of termination of employment with Praxair, Plan participants receive all amounts credited to their accounts.

Withdrawals and Distributions

Plan participants may withdraw after-tax contributions from their account balances while working and in limited cases (as defined in the Plan's provisions) may withdraw before-tax contributions. Effective January 1, 1999, any such after-tax withdrawal results in the suspension of matching contributions for six months from the date of such withdrawal. Mandatory distributions from the Plan are required starting April 1 of the year following that in which a participant attains age 70½.

Note 2 - Description of the Plan (continued)

Loans

The Plan generally permits participants to borrow from their accounts up to the lesser of $50,000 or 50% of their account balances. Certain other restrictions apply, as defined in the Plan's provisions. Loans may be repaid during fixed terms not to exceed five years (30 years for loans used to purchase a primary residence). Interest rates on loans are set quarterly at 1% less than the prime rate. Rates ranged from 5.00% to 8.50% for 2001 and 7.50% to 8.50% for 2000. Principal and interest is paid ratably through monthly payroll deductions. Participants are permitted to have only two loans outstanding at any time.

Unclaimed Benefits

The benefit payable on behalf of a participant who cannot be located by the Administrator is forfeited at such time as the Administrator has made the determination. However, the forfeiture will be restored to the Plan if such participant subsequently makes a valid claim for the benefit.

Plan Termination

Praxair has the right under the Plan's provisions to terminate the Plan, at the sole discretion of Praxair. Upon such termination, the net assets of the Plan will be distributed or sold exclusively for the benefit of the participants (or their beneficiaries).

Rollovers from Other Plans

In 2001, rollovers represent transfers of account balances of certain participants into the Plan from other qualified Plans or from individual retirement accounts.

Note 3 - Summary of Significant Accounting Policies

Method of Accounting

The Plan's financial statements have been prepared on the accrual basis of accounting.

Participants' Account Activity

Participants' accounts are credited with participant contributions, contributions from Praxair and an allocation of Plan earnings, based on participants' account balances, and charged for withdrawals and administrative expenses.

Basis of Reporting Investments

Plan investments are reported at market value, based upon quoted market prices; loans to participants are carried at face value.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Note 3 – Summary of Significant Accounting Policies (continued)

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Certain Significant Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides various investment options that invest in any combination of stocks, bonds, fixed income securities and other investment securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Note 4 - Investments

The following presents investments that represent five percent or more of the Plan's net assets available for benefits at December 31, 2001 and 2000, respectively:

	December 31,	
	2001	2000
Fidelity MIP II CL3 Fund	$200,344,867	$161,968,982
Praxair, Inc. Common Stock Fund*	152,277,759	162,403,774
Fidelity Magellan Fund	59,621,463	60,729,086
Janus Worldwide Fund	54,065,672	71,248,254
Spartan U.S. Equity Index Fund	41,158,811	42,234,644

* This balance does not include the Discounted Praxair, Inc. Common Stock Fund, in the amount of $29,158,650 for 2001 and $27,850,790 for 2000, which is a separate investment option and does not represent five percent or more of the plan's net assets.

Note 4 - Investments (continued)

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $4,517,672 as follows:

	Year ended December 31, 2001
Praxair, Inc. Common Stock Fund	$35,200,467
Discounted Praxair, Inc. Common Stock Fund	6,945,950
Dow Chemical Stock Fund	520,983
Mutual Funds	(38,149,728)
	$ 4,517,672

Note 5 – Non-participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

	December 31, 2001	December 31, 2000
Net Assets:		
Praxair, Inc. Common Stock Fund (employer match)	$107,332,798	$82,675,097

	Year ended December 31, 2001
Changes in Net Assets:	
Contributions*	$ 10,247,431
Dividends	1,287,958
Net appreciation	21,133,186
Withdrawals	(3,333,973)
Management and transaction fees	(56,037)
Transfers to participant-directed investments	(4,620,864)
	$ 24,657,701

*Praxair makes a non-matching contribution relating specifically to certain former employees of Treffers Precision, Inc. This contribution is made to those employees who have at least one year of service and are still current employees at year end. The contribution is calculated on 2.5% base salary. As this contribution is participant directed it was not included in the above information.

Note 6 – Tax Status

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated March 22, 1994, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 7 – Plan Expenses

Administrative fees are charged to plan participants based upon account balances. Participants are charged an annual rate of 0.05% of their account balance. This is charged to participants on a monthly basis. These fees, which are accumulated and paid out of the Fidelity Cash Reserve, are intended to cover all administrative expenses incurred by the Plan. A loan application fee of $35 is charged for each new loan.

Note 8 - Subsequent Events

Effective February 1, 2002, the following Plan changes were made:

- Contribution limits were increased. Non-highly compensated employees may now contribute 1% to 40% of pre-and/or post-tax plan-eligible compensation, up to the IRS annual maximum (pre-tax limit of $11,000 for 2002). Highly compensated employees may contribute 1% to 9% of plan-eligible compensation on a pre-tax basis, up to the IRS annual maximum. The overall limit (pre-tax plus post-tax) remains at 13% of compensation for highly compensated employees.

- Catch-up contributions are available to participants age 50 or older, or who reach age 50 during the calendar year, and who are contributing the maximum allowable under IRS and Plan limits. Catch-up contributions are not eligible for company matching contributions.

- Exchange restrictions on 50% of the existing balances and any associated earnings from the employer match within the Praxair, Inc. Common Stock Fund were removed. This money will be unrestricted but still subject to the exchange rules of the Praxair, Inc. Common Stock Fund (refer to Note 2). In addition, the restrictions on the remaining 50% of company matching contributions and related earnings left in the Praxair, Inc. Common Stock Fund were changed to allow transfers by participants in accordance with a formula based on the age of the participant.

- Any future company matching contributions will be allocated 50% to the Praxair, Inc. Common Stock Fund and 50% to the contribution elections directed by participants.

Note 8 – Subsequent Events (continued)

Effective March 1, 2002, a dividend payout feature was added to the Plan, subject to approval by the IRS. This new provision allows participants to decide to receive any dividends from the Praxair, Inc. Common Stock Fund and the Discounted Praxair, Inc. Common Stock Fund in cash as taxable distributions, rather than having such dividends reinvested in the Plan. In order to allow this choice, a portion of the Plan, consisting of the Praxair, Inc. Common Stock Fund (including the employer match) and the Discounted Praxair, Inc. Common Stock Fund, was designated as an Employee Stock Ownership Plan ("ESOP"). This designation as an ESOP has no other effect on benefits under the Plan.

Effective July 1, 2002, in conjunction with Praxair's redesign of the retirement program, the Plan will be amended to add a second company match formula. The new formula is 100% of the first 5% of pay contributed by participants. The new formula will apply to those existing participants (as of April 30, 2002) who elected to participate and to all new participants hired on or after May 1, 2002.

The Savings Program for Employees of Praxair, Inc. and Participating Subsidiary Companies

Schedule of Assets Held for Investment Purposes
at December 31, 2001

Schedule I

Investments:		
Fidelity MIP II CL3 Fund	$	200,344,867
Praxair, Inc. Common Stock Fund		152,277,759
Fidelity Magellan Fund		59,621,463
Janus Worldwide Fund		54,065,672
Spartan U.S. Equity Index Fund		41,158,811
Discounted Praxair, Inc. Common Stock Fund		29,158,650
Dow Chemical Stock Fund		28,279,095
Fidelity Equity Income Fund		27,129,992
MSIFT Fixed Income Fund		24,498,969
MSIFT Small Cap Value Fund		15,964,951
Putnam Investor Fund Class A		9,279,763
VanGuard Life Strategy Fund Moderate Growth Portfolio		5,085,840
VanGuard Life Strategy Fund Income Portfolio		4,282,482
Fidelity Cash Reserve		323,237
Loans to Plan participants		23,889,216
Total assets held for investment purposes	$	675,360,767

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Savings Program for Employees of Praxair, Inc. and Participating Subsidiary Companies

Date: June 27, 2002

By: ______________________
George P. Ristevski
Vice President and Controller
Praxair, Inc.
(On behalf of the Plan)

THE SAVINGS PROGRAM FOR EMPLOYEES OF PRAXAIR, INC. AND PARTICIPATING SUBSIDIARY COMPANIES

Financial Statements and Supplemental Schedule

December 31, 2001 and 2000

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-48478, 33-87274 and 333-81248) of Praxair, Inc. of our report dated June 10, 2002 relating to the financial statements of The Savings Program for Employees of Praxair, Inc. and Participating Subsidiary Companies, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Stamford, Connecticut
June 27, 2002